Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Trustee

EDS Puerto Rico Savings Plan:

We consent to the incorporation by reference in the registration statements (Nos. 33-54833-99 and 333-101286) on Form S-8 of Electronic Data Systems Corporation of our report dated June 27, 2008, with respect to the statements of net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule, which report appears in the December 31, 2007 annual report on Form 11-K of the EDS Puerto Rico Savings Plan.

KPMG LLP

Dallas, Texas

June 27, 2008